Via EDGAR
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501
January 26, 2018
Terence O’Brien
Branch Chief, Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:    Virco Mfg. Corporation
Form 10-K
Filed April 25, 2017
File No. 1-8777
Dear Mr. O’Brien:
This letter responds to your correspondence dated January 12, 2018, providing a comment on information contained in Virco Mfg. Corporation’s (the “Company’s”) Definitive Proxy Statement on Schedule 14A filed May 18, 2017 (the “Proxy Statement”), which information was incorporated by reference into the above-referenced Form 10-K filed on April 25, 2017 (the “Form 10-K”). For convenience, this letter sets forth the Staff’s comment below.

1.	Director Compensation, page 13
Please help us understand the basis for the amounts of stock awards shown in the table on page 14. Disclosure on page 13 indicates that directors are to receive $50,000 in the form of restricted stock each year. It is not clear why the directors in the table appear to have been awarded stock that is fair-valued at other amounts, ranging from $8,333 to $41,667.
Response: The stock awards that were granted to non-executive directors and reported in the table on page 14 reflect the Company’s accounting charge for these awards, rather than the grant date fair value of awards made during the fiscal year. The Company will revise its methodology for this table in future filings to reflect grant date fair value of awards made during the fiscal year, in accordance with Item 402(k) of Regulation S-K.

Please be advised that the stock award expense that was reported in the table differed among the directors because (a) two different rates for stock award accrual applied during the fiscal year ended January 31, 2017 ($25,000 in stock was awarded in June 2015 and $50,000 in June 2016), and (b) certain of the directors served for only part of fiscal 2017, resulting in differing accrual periods among the directors (Alexander Cappello and Craig Levra joined the Board during the year and didn’t receive any stock awards until June 2016, and Michael DiGregorio resigned from the Board in February 2016).

The Company appreciates and acknowledges the Staff’s comment and will revise its methodology for this table in future filings.
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If you have any questions or require additional information, please contact the undersigned at robertdose@virco.com or (310) 533-3372, or our outside legal counsel, Allen Sussman of Loeb & Loeb LLP, at asussman@loeb.com or (310) 282-2375.
Sincerely,
Virco Mfg. Corporation
/s/ Robert E. Dose
Name: Robert E. Dose
Title:    Vice President – Finance, Secretary and Treasurer